EXHIBIT 99.2

Bezeq The Israel Telecommunications Corporation Ltd.

(“Bezeq”)

To:

Israel Securities Authority

Tel Aviv Stock Exchange Ltd.

Re: Supplementary Report

Further to the Company’s immediate supplementary report dated May 14, 2017 regarding the filing of an appeal against the decision of the Tel Aviv District Court to strike out an application to approve a class action in the matter of support and/or warranty services in the framework of the use of the Internet infrastructure, the Company reports that on 10.10.2018 the appeal was dismissed after the appellant withdrew his appeal.

Sincerely,
Bezeq Israel Telecommunications Corporation Ltd.

The above information constitutes a short summary translation of the Report published by Bezeq. The Hebrew version was submitted by Bezeq to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.